

Mail Stop 4628

February 29, 2016

Philip Roberson
President
Fieldpoint Petroleum Corporation
609 Castle Road, #335
Austin, TX 78746

Re: **Fieldpoint Petroleum Corporation**
        Registration Statement on Form S-3
        Filed February 9, 2016
        File No. 333-209443

Dear Mr. Roberson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibit Index

1.   Please amend to file the form of indenture covering the debt securities to be issued as an exhibit to the registration statement prior to effectiveness. For guidance, please refer to Trust Indenture Act of 1939 Compliance and Disclosure Interpretations 201.02 and 201.04. Those interpretations are available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Exhibit 5.1

2.   The legality opinion does not address all the securities which appear on the prospectus cover page. Please obtain and file as an exhibit a new or revised opinion of counsel to

cover the convertible debt securities, debt securities, and rights that appear to constitute part of this offering. Item 601(b)(5)(i) of Regulation S-K requires that all Securities Act filings include an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement. For further guidance, please refer to Sections II.A.2 and II.B.1.e. and f. of Staff Legal Bulletin 19 (Corp. Fin.), October 14, 2011, which is available at www.sec.gov/interps/legal/cfslb19.htm. We refer to that bulletin as "SLB 19."

3.   Counsel's opinion includes an assumption that "a definitive purchase, underwriting, warrant, or similar agreement, governed by the internal laws of the State of Colorado, will be duly executed and delivered by the Company and the other parties thereto with respect to each offer and sale of Securities." Ensure that counsel revises its opinion as necessary so that it provides an opinion that the warrants, debt securities, convertible debt securities, and rights will be binding obligations under the law(s) of the jurisdiction(s) governing the agreements pursuant to which they are issued, and note that counsel must specify the particular jurisdictions. For guidance, please refer to Sections II.B.1.e. and f. of SLB 19.

4.   When a takedown from this offering occurs, the company will need to obtain and file an opinion of counsel which retains none of the assumptions permitted in the current opinion solely due to the status of the offering as a "delayed shelf offering." In that regard, we refer you to SLB 19 at Section II.B.2.a. Moreover, counsel's opinion must be revised now so that it retains no overly broad assumptions relating to matters which underlie the opinion(s) it is issuing, such as assumption (6) that the company is "duly organized, validly existing, and in good standing…." See SLB 19 at Section II.B.3.a.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Clifford L Neuman, Esq.